                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                               -----------------

                                SCHEDULE 14D-1

          TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                               AMENDMENT NO. 1

                               -----------------

                   BOSTON CAPITAL TAX CREDIT FUND III L.P.
                          (NAME OF SUBJECT COMPANY)
                          VALLEY CREEK CAPITAL, LLC
                     A DELAWARE LIMITED LIABILITY COMPANY

                       GLOBAL CAPITAL MANAGEMENT, INC.,
                            A DELAWARE CORPORATION
                                   (BIDDER)

                  SERIES 15 BENEFICIAL ASSIGNEE CERTIFICATES
                        (TITLE OF CLASS OF SECURITIES)

                                 100567 40 3

                    (CUSIP Number of Class of Securities)

                              Thomas A. Schmidt
                       601 Carlson Parkway - Suite 200
                         Minnetonka, Minnesota  55305
                                (612) 476-7200
         (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on Behalf of Bidder)

                               WITH A COPY TO:
                           Peter R. Pancione, Esq.
                       Gipson Hoffman & Pancione, P.C.
                    1901 Avenue of the Stars - Suite 1100
                       Los Angeles, California  90067
                                (310) 556-4660

                               -----------------

                          CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
       TRANSACTION VALUATION*                 AMOUNT OF FILING FEE
             $1,915,000                                $383
-------------------------------------------------------------------------------
 * FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 383,000 BACS AT $5.00 PER BAC NET IN CASH.
      THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH REGULATION 0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50
      OF ONE PERCENT OF THE VALUE OF BACS ASSUMED TO BE PURCHASED.

 [  ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-
      11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

      AMOUNT PREVIOUSLY PAID:    NOT APPLICABLE  FILING PARTY:   NOT APPLICABLE
      FORM OF REGISTRATION NO.:  NOT APPLICABLE  DATE FILED:     NOT APPLICABLE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

----------------------                                           -----------------
CUSIP NO. 100567 40 3                                            Page 2 of 8 Pages
----------------------                                           -----------------
----------------------------------------------------------------------------------
 1.  Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Valley Creek Capital, LLC
----------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a) /  /
                                                                         (b) /  /
----------------------------------------------------------------------------------
 3.  SEC Use Only

 4.  Sources of Funds (See Instructions)

     WC
----------------------------------------------------------------------------------
 5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(e) or 2(f)                                                      /  /

----------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization

     State of Delaware
----------------------------------------------------------------------------------
 7.  Aggregate Amount Beneficially Owned By Each Reporting Person

     None
----------------------------------------------------------------------------------
 8.  Check if the Aggregate in Row (7) Excludes Certain BACs (See Instructions)
                                                                             /  /
----------------------------------------------------------------------------------
 9.  Percent of Class Represented by Amount in Row (7)

     None
----------------------------------------------------------------------------------
10.  Type of Reporting Persons (See Instructions)

     OO
----------------------------------------------------------------------------------

----------------------                                           -----------------
CUSIP NO. 100567 40 3                                            Page 3 of 8 Pages
----------------------                                           -----------------
----------------------------------------------------------------------------------
 1.  Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Global Capital Management, Inc.
----------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) /  /
                                                                          (b) /  /
----------------------------------------------------------------------------------
 3.  SEC Use Only

----------------------------------------------------------------------------------
 4.  Sources of Funds (See Instructions)

     WC
----------------------------------------------------------------------------------
 5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(e) or 2(f)                                                       /  /

----------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization

     State of Delaware
----------------------------------------------------------------------------------
 7.  Aggregate Amount Beneficially Owned By Each Reporting Person

     None
----------------------------------------------------------------------------------
 8.  Check if the Aggregate in Row (7) Excludes Certain BACs (See Instructions)
                                                                              /  /
----------------------------------------------------------------------------------
 9.  Percent of Class Represented by Amount in Row (7)

     None
----------------------------------------------------------------------------------
10.  Type of Reporting Persons (See Instructions)

     CO
----------------------------------------------------------------------------------

                       AMENDMENT NO. 1 TO SCHEDULE 14D-1

     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed by Valley Creek Capital, LLC, a Delaware limited liability company (the "Purchaser") and Global Capital Management Inc., a Delaware corporation, with the Securities and Exchange Commission on April 3, 1998, relating to the tender offer by the Purchaser to purchase up to 383,000 beneficial assignee certificates ("BACs") evidencing the beneficial interest of an assignee in the series 15 limited partnership interests of Boston Capital Tax Credit Fund III, L.P., a Delaware limited partnership, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated April 3, 1998 and the related Agreement of Transfer and Sale to include the information set forth below. Terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 1.   SECURITY AND SUBJECT COMPANY

     The information set forth in the "Introduction" of the Offer to Purchase as supplemented and amended is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)-(d) and (g)  The information set forth in the "Introduction,"
Section 11 ("Certain Information Concerning the Purchaser"), Section 12 ("Source and Amount of Funds") and Schedule 1, Schedule 2 and Schedule 3 of the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither the Purchaser, nor to the best of their knowledge, any of their respective executive officers and directors listed in Schedule 1 and Schedule 2 of the Offer to Purchase (I) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) The information set forth in Schedule 1 and Schedule 2 to the Offer to Purchase is incorporated herein by this reference.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a)  Not applicable.

     (b) The information set forth in Section 9 ("Past Contacts and Negotiations with General Partners") of the Offer to Purchase is incorporated herein by this reference.

ITEM 4.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     (a) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (b)  Not applicable.

     (c)  Not applicable.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a)-(g) The information set forth in the "Introduction" and Section 7 ("Purpose and Effects of the Offer") of the Offer to Purchase are incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)-(b) The information set forth in the "Introduction" and Section 11 ("Certain Information Concerning the Purchaser") of the Offer to Purchase are incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in Section 11 ("Certain Information Concerning the Purchaser") and Schedule 2 to the Offer to Repurchase are incorporated herein by this reference.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in Section 11 ("Certain Information Concerning the Purchaser") and Schedule 3 of the Offer to Purchase are incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     (a)(5) -  Supplement to Offer to Purchase, dated May 12, 1998

     (a)(6) -  Cover Letter, dated May 12, 1998 from Purchaser to BAC Holders

     (a)(7) -  Press Release dated May 5, 1998

     (a)(8) -  Publication dated May 5, 1998

     (b) -     Not applicable.

     (c)(1) -  Option Agreement between Purchaser and Everest Tax Credit
               Investors, LLC


                                  PAGE 5 OF 8

               and Everest Properties II, LLC

     (d) -     Not applicable.

     (e) -     Not applicable.

     (f) -     Not applicable.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 12, 1998             VALLEY CREEK CAPITAL, LLC

                                   By:  Global Capital Management, Inc.,
                                        a Delaware corporation,
                                        its Manager


                                        By:  /s/Michael J. Frey
                                             ----------------------------------
                                             Michael J. Frey, Vice President


                                   GLOBAL CAPITAL MANAGEMENT, INC.,
                                   a Delaware corporation


                                   By:  /s/Michael J. Frey
                                        ---------------------------------------
                                        Michael J. Frey, Vice President

                                 EXHIBIT INDEX

                                                                SEQUENTIAL
 EXHIBIT NO.                   DESCRIPTION                     PAGE NUMBER
 -----------                   -----------                     ------------
 (a)(5)-         Supplement to Offer to Purchase, dated
                 May 12, 1998

 (a)(6)-         Cover Letter, dated May 12, 1998 from
                 Purchaser to BAC Holders

 (a)(7)-         Press Release dated May 5, 1998

 (a))8)-         Publication dated May 5, 1998

 (b)-            Not applicable

 (c) - (1)       Option Agreement between Purchaser and
                 Everest Tax Credit Investors, LLC and
                 Everest Properties II, LLC

 (d) -           Not applicable.

 (e) -           Not applicable.

 (f) -           Not applicable.